SECURITIES & EXCHANGE COMMISSION
                              Washington, D.C. 20549
                              ----------------------

                                   SCHEDULE 13G/A
                   Under the Securities Exchange Act of 1934

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                                 RULES 13d-1(b),(c)
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                               Gryphon Holdings Inc.
                                  (Name of Issuer)

                                    Common Stock
                            (Title of Class of Securities)

                                      400515102
                                    (CUSIP Number)

                                    July 13, 1998
                 (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:
     / /  Rule 13d-1(b)
     /X/  Rule 13d-1(c)
     / /  Rule 13d-1(d)





                           (Page 1 of 10 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP No. 400515102                 13G              Page 10 of 10 Pages

Item 10.  Certification.

     Each of the Reporting Persons hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  September 28, 1998

                                    /s/ John K. Castle
                                    John K. Castle, individually

                                    /s/ Howard Weiss
                                    Chief Financial Officer of
                                    Castle Harlan, Inc., and
                                    Chief Financial Officer of
                                    Castle Harlan, Inc. as
                                    Investment Manager of
                                    Castle Harlan Partners II, L.P.


                                    /s/ Lonnie Steffen
                                    Chief Financial Officer of
                                    Dearborn Risk Management, Inc.














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